SETTLEMENT AGREEMENT AND GENERAL RELEASE

This Settlement Agreement and General Release (this "Release") is being executed and delivered on July 9, 2020 by Equity Markets Advisory, Inc. ("Plaintiff") and Carrier Alliance Group, ("COUV" or a "Defendant") and Christopher Panzeca ("Panzeca" or a "Defendant") (collectively, the "Parties") in order to settle all claims the Parties may have against each other, including those which are the subject of Case No. 1:20-cv-01907-SAG filed on June 24, 2020 in the United States District Court for the District of Maryland (the "Complaint").

1. No Admission of Liability: The Parties agree that the Defendants would have the right to file affirmative defenses, counterclaims and crossclaims in Case No. 1:20-cv-01907-SAG, and that the Defendants are not admitting any liability by executing this Release.

2. Voluntary Dismissal: The Parties acknowledge that the execution and delivery of this Release is to be followed within three business days by the filing by Plaintiff of a Notice of Voluntary Dismissal (with Prejudice) of the Complaint Pursuant to Rule 41(a)(1)(ii) of the Federal Rules of Civil Procedure so that of all allegations against COUV and Panzeca will be dismissed.

3. Good and Valuable Consideration. The Parties, therefore, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, hereby agree as follows:

4. General Release of All Claims:

(a) The Parties, on behalf of themselves, and each of their heirs, executors, administrators and assigns, hereby release and forever discharge each other and their present, former or future stockholders, directors, officers, employees, agents, successors and assigns (individually, a "**Releasee**" and collectively, the "**Releasees**") from any and all claims, demands, proceedings, causes of action, orders, obligations, contracts, agreements, debts and liabilities whatsoever (collectively, "**Claims**"), whether known or unknown, suspected or unsuspected, both at law and in equity, that the Parties now have, ever had or may hereafter have against any Releasee on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the date of this Release.

(b) Notwithstanding paragraph 4(a) above, Plaintiff is not hereby waiving any provision of any existing promissory notes or security instruments issued by COUV to Plaintiff, nor is Plaintiff releasing COUV for any debts or liabilities owed by COUV to Plaintiff which were incurred by COUV prior to this Release for monies loaned to COUV, transferred to COUV, otherwise earned by Plaintiff or paid by Plaintiff on behalf of COUV.

(c) The Parties hereby irrevocably covenant to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Releasee, based upon any matter purported to be released hereby by the Parties.

(d) If any provision of this Release is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Release will remain in full force and effect. Any provision of this Release held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

(e) This Release may not be changed except in a writing signed by the person(s) against whose interest such change shall operate. This Release shall be governed by and construed under the laws of the State of Maryland without regard to principles of conflicts of law. All words used in this Release will be construed to be of such gender or number as the circumstances require.

IN WITNESS WHEREOF, the undersigned have executed this Release as of the date first written above.

PARTIES:

Equity Markets Advisory, Inc.

By: ______________________

Carrier Alliance Group, Inc.

By: ______________________

Isaac Sutton, Chief Executive Officer

Christopher Panzeca, as an Individual

Chris Panzeca
____